UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. 401(k) Retirement Savings Account Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. 401(K) RETIREMENT

SAVINGS ACCOUNT PLAN

Financial Statements

And

Supplemental Schedule

December 31, 2021 and 2020

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Retirement Benefit Plan Management Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2007.

Cincinnati, Ohio

June 28, 2022

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

(In Thousands)

	2021	2020
Assets:
Investments, at fair value:
Interest in Master Trust	$7,649,519	$6,468,510

Investments, at contract value:
Interest in Master Trust	571,883	567,327

Receivables:
Employer contributions	69,607	72,065
Notes receivable from participants	76,682	76,172
	146,289	148,237

Transfers in transit	-	52,919

Total assets	8,367,691	7,236,993

Liabilities:
Administrative fees payable	100	80

Net assets available for benefits	$8,367,591	$7,236,913

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2021 and 2020

(In Thousands)

	2021	2020
Additions:
Participant contributions	$336,620	$322,992
Employer contributions	254,823	256,472

Investment income - participation in Master Trust	1,167,408	904,692
Interest income on notes receivable from participants	3,662	4,281

Deductions:
Benefits paid to participants	(629,891)	(539,715)
Administrative expenses	(1,944)	(1,867)

Net increase (decrease)	1,130,678	946,855

Net assets available for benefits:
Beginning of year	7,236,913	5,901,895

Transfers from The Kroger Co. Savings Plan	-	335,244

Transfers from other plans	-	52,919

End of year	$8,367,591	$7,236,913

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Notes to Financial Statements

(All dollar amounts are in thousands)

1.	Description of Plan:

The following description of The Kroger Co. 401(k) Retirement Savings Account Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions.

General

The Plan, which began January 1, 2007, is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21 and completed 90 days of service, excluding those employees eligible to participate under another company sponsored retirement plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participant

Subject to certain limits, participants may contribute up to 75% of compensation per pay period to the Plan. It is at the discretion of participants to modify and direct investments. Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50. Participants are also permitted to deposit into the Plan distributions from other qualified plans. The Plan allows for Roth 401(k) contributions in addition to after-tax contributions.

Employer

The Company will credit the participant’s account with a match and/or an automatic contribution if the participant meets the eligibility requirements. The matching contribution is 100% of the first 5% of the participant’s Plan compensation contributed as a salary deferral contribution. During 2020, the Company made “true-up” matching contributions on a quarterly basis. Beginning in 2021, if necessary, the Company made “true-up” matching contributions at the end of every pay period. Subject to certain limits, the Company also pays an automatic contribution of 1% or 2% based on the participant’s years of vesting service. Automatic contributions are made for all eligible participants, other than those participants employed by Roundy’s Supermarkets, Inc.

Participant Accounts

Each participant account is credited with the participant contribution, matching contribution (if any), automatic contribution (if any), and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their voluntary contributions and rollover contributions plus actual earnings thereon.  The participant’s vested interest in Company matching or automatic contributions, if any, will be determined based on the participant’s years of service with the employer as defined in the Plan document.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution. Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator. Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account less all vested automatic contributions and matching contributions. The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account. Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%. The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter. Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Forfeitures

Forfeited balances shall be applied in the following order: to restore the accounts of any participants who return to service of the Company and again become eligible employees prior to incurring a five-year period of severance, to reduce administrative expenses of the Plan, and to reduce any Company Automatic Contributions for the Plan year. The balance of forfeitures was $54 and $41 at December 31, 2021 and 2020, respectively. During 2021 and 2020, forfeitures of $365 and $823, respectively, were used to reduce administrative expenses of the Plan.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated October 15, 2008, between The Northern Trust Company, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Retirement Benefit Plan Management Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan. The Plan invests in investment contracts through the Master Trust.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the custodian and management fees. Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant's account and are included in administrative expenses.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 28, 2022, the date on which the financial statements were available to be issued.

3.	Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers. The key difference between a synthetic investment contract and a traditional investment contract is that the Master Trust holds the underlying assets in a synthetic investment contract. The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero. All plans have an undivided interest in each investment contract. The investment contracts are fully benefit-responsive and therefore are reported at contract value. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or Plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4.	Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2021 and 2020 investment holdings:

	2021		2020
		Plan’s Interest		Plan’s Interest
	Master Trust	in Master Trust	Master Trust	in Master Trust
	Balance	Balances	Balance	Balances
Investments at Fair Value:
Common Stock	$1,654,575	$641,630	$1,302,617	$497,999
Separately Managed Accounts	2,272,009	1,662,807	1,959,386	1,409,943
Retirement Date Funds	5,944,028	5,345,082	5,080,036	4,560,568
Total Investments at Fair Value	$9,870,612	$7,649,519	$8,342,039	$6,468,510

Investments at Contract Value:
Cash and Equivalents	$42,941	$21,052	$44,617	$21,765
Fixed Maturity Synthetic GICS	43,268	21,213	74,936	36,555
Constant Duration Synthetic GICS	1,080,276	529,618	1,043,447	509,007
Total Investments at Contract Value:	$1,166,485	$571,883	$1,163,000	$567,327
Total Investments:	$11,037,097	$8,221,402	$9,505,039	$7,035,837

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

Statements of Changes in Net Assets of the Master Trust:

	2021	2020
Net appreciation	$1,624,116	944,120
Dividends	49,725	55,307
Net investment income	1,673,841	999,427
Transfers in (out):
Contributions	689,551	659,318
Interest from loans	5,354	6,458
Benefit payments	(886,577)	(811,127)
Administrative expenses	(3,030)	(5,407)
Net transfers out	(194,702)	(150,758)

Net increase	1,479,139	848,669
Net assets:
Beginning of year	9,505,039	8,656,370
Transfers in from other plan	52,919	-
End of year	$11,037,097	9,505,039

5.	Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•	Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Participants may direct their investments into Kroger common stock, retirement date funds, or separately managed accounts. The underlying investments in the retirement date funds and separately managed accounts include mutual funds, common collective trusts, and guaranteed investment contracts as described herein. The retirement date funds and separately managed accounts are valued at NAV as a practical expedient.

The following is a description of the valuation method used for assets measured at fair value. There has been no change in the methodology used at December 31, 2021 and 2020.

•	Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2021 and 2020:

Fair Value Measurements:

	Assets at Fair Value at December 31, 2021:
Investments in Master Trust:	Total	Level 1	Level 2	Level 3	Assets at NAV
Common Stock	$1,654,575	$1,654,575	$—	$—	$—
Separately Managed Accounts	2,272,009	—	—	—	2,272,009
Retirement Date Funds	5,944,028	—	—	—	5,944,028

Total investments in Master Trust measured in fair value	$9,870,612	$1,654,575	$—	$—	$8,216,037

	Assets at Fair Value at December 31, 2020:
Investments in Master Trust:	Total	Level 1	Level 2	Level 3	Assets at NAV
Common Stock	$1,302,617	$1,302,617	$—	$—	$—
Separately Managed Accounts	1,959,386	—	—	—	1,959,386
Retirement Date Funds	5,080,036	—	—	—	5,080,036

Total investments in Master Trust measured in fair value	$8,342,039	$1,302,617	$—	$—	$7,039,422

Fair Value of Investments in Entities that Use NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2021 and 2020, respectively:

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2021	Fair Value	Commitments	currently eligible)	Notice Period
Separately managed accounts(a)	$2,272,009	n/a	Daily	1 day

Retirement date funds(b)	$5,944,028	n/a	Daily	1 day

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2020	Fair Value	Commitments	currently eligible)	Notice Period
Separately managed accounts(a)	$1,959,386	n/a	Daily	1 day

Retirement date funds(b)	$5,080,036	n/a	Daily	1 day

(a)	This is made up of Kroger 401(k) plan specific white labeled fund offerings. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles with varying investment strategies. The investments in the funds are reviewed regularly and adjusted as necessary.

(b)	The primary objective of these funds is to provide an appropriate asset mix for a participant given the participant’s age and retirement year. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles. As time moves closer to a participant’s retirement date, the investments in the funds are adjusted automatically to become more conservative, with a higher portion invested in bonds and shorter-term investments and less in stocks. The investments in the funds are reviewed regularly and adjusted as necessary. The focus of the funds changes from growing assets to generating income and protecting investments as the retirement date approaches.

6.	Income Tax Status:

The Plan obtained its latest determination letter dated June 3, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan’s financial statements.

7.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall become fully vested and non-forfeitable.

9.	Related-party and Party-in-interest Transactions:

The Plan’s portion of its interest in the Master Trust included $641,630 and $497,999 of The Kroger Co. common shares at December 31, 2021 and 2020, respectively, at fair value.

The Plan purchased 1,242,001 and 2,134,804 common shares of The Kroger Co. at a cost of $47,821 and $63,998 in 2021 and 2020, respectively, through its interest in the Master Trust.

The Plan sold 2,357,809 and 2,808,919 common shares of The Kroger Co. for $92,203 and $86,383 with a realized gain of $34,763 and $22,381 in 2021 and 2020, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

10.	Plan Amendments:

Effective as of May 31, 2020, the Plan was amended to reflect the finalized collective bargaining agreement between OPEIU Local 98 and Kroger Springdale Ice Cream and Beverage in which the parties agreed to cease benefit accruals from The Kroger Consolidated Retirement Benefit Plan Spin Off and to cease participation in The Kroger Co. Savings Plan for eligible Springdale Dairy participants and commence participation in the Plan, effective June 1, 2020. As a result, during 2020, $335,244 was in-transit from The Kroger Co. Savings Plan to the Plan.

Effective December 31, 2020, the Plan was amended to accommodate the merger of Kroger Specialty Pharmacy Holding 2, Inc. 401(k) Plan (the “Pharmacy Plan”). As a result, as of December 31, 2020, $52,919 was in-transit to the Plan from the Pharmacy Plan. Effective January 1, 2020, the former employees of the Pharmacy Plan were eligible to participate in the Plan.

In addition, effective January 1, 2021, the Master Trust implemented an ESOP provision on Company stock holdings. This provision allows participants to make an election to have dividends in their Company stock holdings paid to them in cash or reinvested in the Company stock.

11.	Plan Operations Impacted By COVID-19:

On March 11, 2020, the World Health Organization declared the novel coronavirus (COVID-19) outbreak a pandemic which has impacted the financial markets and global economy. The COVID-19 pandemic is on-going and the duration and extent of the related financial impact on the Plan’s net assets available for benefits and changes in net assets available is uncertain and cannot be reasonably estimated at this time.

On March 27, 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act provided temporary relief for retirement plan sponsors and their participants with respect to distributions and participant loans during 2020. The provisions of the CARES Act could be effective and operationalized immediately, prior to amending the plan document.

The Plan Administrator adopted the distribution relief provisions included in the CARES Act which permitted qualified individuals to request a pre-approved distribution, through participant self-certification of eligibility. The maximum dollar amount that could be requested per participant was $100,000 up through December 30, 2020.

Additionally, the Plan Administrator adopted the loan provisions included in the CARES Act which permitted qualified individuals to borrow from their fund accounts in the amount to the lessor of $100,000 or 100% of the qualified individual’s vested account during the period March 27, 2020 through September 21, 2020. Furthermore, qualified individuals were permitted to suspend loan repayments due between March 27, 2020 through December 31, 2020. Repayments on suspended loans were to re-commence on January 1, 2021 and the loan re-amortization period was extended up to twelve months from the original loan repayment end date.

The Plan Sponsor has amended the Plan to reflect such provisions.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740       Plan Number: 010

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

(In Thousands)

	(b),(c)	(d)	(e) Current
(a)	Investment description	Cost	value
	Interest in Master Trust	**	$8,221,402

*	Participant loans, 3.25% to 9.75%, various maturities	$—	76,682

			$8,298,084

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Date: June 28, 2022	By:	/s/ Theresa Monti
Theresa Monti
Chairman of the Administrative Committee